FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of April, 2011

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

April 11, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX completes Private Placement for $564,691

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has completed the previously announced non-brokered private placement of 2,016,755 units at a price of $0.28 per unit for gross proceeds of $564,691.

Each unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase an additional share at an exercise price of $0.38 per share until April 4, 2013.   If the closing price of MAX’s shares on the TSX Venture Exchange is at least $0.60 for 20 consecutive trading days at any time following four months and a day from the date of closing, the Company may reduce the remaining exercise period of the warrants to not less than 30 days from the date of providing notice of such reduced exercise period (the “Acceleration”).

The shares and any shares acquired on the exercise of warrants will be subject to a hold period expiring on August 6, 2011.   Cash finder’s fees of $32,472 were paid with respect to a portion of this placement.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on precious metals in Nevada, where four gold and silver properties are being actively explored in 2011.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

April 12, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX completes six core drill holes at Table Top gold project in Nevada; drilling to begin at Majuba Hill copper/silver project in April.

MAX Resource Corp. (TSXV: MXR) (OTCBB: MXROF) (Frankfurt: M1D) has completed a six hole core drill program at the company’s wholly owned Table Top gold project in Humboldt County, Nevada.   Table Top is located 10 miles west of the town of Winnemucca, immediately south of the Sandman gold project, one of the Nevada properties included in the recent acquisition of Fronteer Gold Inc. by Newmont Mining Corp.

Six diamond core holes were drilled at Table Top for a total of 497 metres.  Five holes were drilled to the northeast of previous drilling and a sixth was drilled to identify 1+ gram gold intercepts found by surface sampling southwest of last year’s drilling and 155 metres from the next nearest drill hole.  Drill core is currently being split and assay results are pending.

Table Top is located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.  Along this trend is AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, the Goldbanks gold occurrence located 37 miles to the south, and the Sandman gold deposits, now owned by Newmont, immediately to the north.

Majuba Hill Copper/Silver project

At Majuba Hill, excavation of roads and drill sites is underway for a six hole core drill program to begin on patented land in late April.   Majuba Hill is the site of a number of past-producing high-grade copper and silver mines. The company's initial exploration program is designed to expand and define the extensive zones of high grade copper/silver mineralization identified during reverse-circulation drilling conducted by Minterra in 2007.  Highlights of Minterra’s drilling included 145 feet at 1.85 opt and 0.49% Cu, inclusive of 15 feet at 5.01 opt Ag (hole MH-6) and 100 feet at 0.99 opt Ag, inclusive of 15 feet at 4.00 opt Ag (hole MH-5).   The mineralized system is open to the north, east and west and to depth.  In addition, soil sampling is planned for two areas of copper/silver mineralization identified to the west and to the east of the mineralized zone, where copper samples as high as 7.2% Cu and 3 opt Ag in outcrop have been reported by previous operators  and have not yet been fully mapped or explored.

Majuba Hill encompasses 2,313 acres of surface and mineral rights comprising patented and unpatented lode mining claims and private mineral rights. Majuba Hill is 30 miles northwest of Coeur d'Alene's Rochester mine, which has produced 127 million ounces of silver and 1.5 million ounces of gold since 1986. The property is easily accessed via 23 miles of well-maintained dirt roads leading from United States Interstate 80.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on precious metals in Nevada, where four gold and silver properties are being actively explored in 2011. For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  May 3, 2011

By:      /s/ Stuart Rogers

Stuart Rogers

Director